

Rob Sigmon, MBA
VP Sales at Sales BQ™

Greater Denver Area

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 **Sales BQ™**

Wake Forest University

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500+ connections

SALES & MARKETING LEADER SPECIALIZING IN TECHNOLOGY STARTUPS, DIGITAL ADVERTISING AND SPORTS TECHNOLOGY INTERNATIONAL BUSINESS DEVELOPMENT SALES MANAGEMENT / STRATEGIC PLANNING / SALES TRAINING TURN AROUND MANAGEMENT ORGANIZATIONAL OPE...

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Experience



VP Sales
Sales BQ™
May 2018 – Present · 4 mos
Greater Denver Area

Helping CEOs of growing companies build and rebuild amazing sales teams.

We specialize in offering dynamic measurable results as a fractional VP of Sales for companies typically with annual revenues of $1-$10M, ready to create a sales engine and grow sales.

Through our process of Build + Hire + Manage, we build sales departments for CEOs so they can get back to their passion of growing great companies.
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CEO, Founder
Augmented Reality Sports Management Corporation
Oct 2015 – Present · 2 yrs 11 mos
Denver, CO

www.herdofzebras.com

Founded and launched SaaS sports tech startup connecting amateur sports leagues and referees.... See more

 **VP Sales and Marketing**
Command Center
Jun 2017 – May 2018 · 1 yr
Greater Denver Area

Developed and managed a national sales training program for branch offices in the temporary staffing industry.

Created sales development training for 65 domestic branch managers billing over ... See more













International CMO 2GO

VP Sales and Marketing
International CMO 2GO
Mar 2008 – Dec 2016 · 8 yrs 10 mos
Greater Denver Area

Founded strategic sales and marketing firm serving over 100 clients world wide in the B2B and B2C space. We create winning sales and marketing strategies aligned to the core beliefs of our clients. Our marketing evaluation dives deep into the areas of marketing success and failure at our clients and provides a results oriented marketing plan of action to propel their ... See more

Salem Media Group

NATIONAL SALES MANAGER
Salem Media Group
Jan 2001 – Jan 2008 · 7 yrs 1 mo

Senior member of national sales team representing 25 network programs and over 300 radio stations to Madison Avenue agencies and c-level advertising executives at fortune 500 clients.

Built a $7 Million new business portfolio from cold-calling over 1,000 clients in nati... See more

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Education

Wake Forest University

Wake Forest University
BA, International Business, Marketing, Finance and Religion
1989 – 1993

University of Colorado at Denver

University of Colorado at Denver
MBA, International Business, Marketing, Operations, Finance, Venture Capitalism, Entrepreneurship
2012 – 2016

Completed general MBA program and specialization in the Jake Jabs Center for Entrepreneurship

Volunteer Experience

Movedon Soccer League

League Director
Movedon Soccer League
Mar 2008 – Present • 10 yrs 6 mos
Arts and Culture

Founded and managed a recreational soccer league for adults in the metro Denver market, serving over 1000 members.

+ Recruited teams

+ Organized league schedules and venues permits

+ Coordinated state-wide tournaments

Ti

Charter Member



E   TiE
Sep 2016 – Present • 2 yrs
Economic Empowerment

 **LifeSpa**
rk Cancer
Resources

Publicity Chairman, Board of Directors
LifeSpark Cancer Resources
Sep 2012 – Oct 2016 • 4 yrs 2 mos
Health

Coordinate marketing and publicity for the organization, events, donors and volunteers.

Skills & Endorsements

Sales Management · 29

Endorsed by **Richard DiPilla and 1 other who is highly skilled at this**

International Business Management · 3

Louis Deryfus and 2 connections have given endorsements for this skill

Marketing · 99+

Endorsed by **Richard DiPilla and 5 others who are highly skilled at this**

Endorsed by **3 of Rob's colleagues at Salem Media Group**

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